Exhibit (n)(4)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

TPG Specialty Lending, Inc.:

We consent to the use of our report dated February 24, 2016, with respect to the consolidated balance sheets of TPG Specialty Lending, Inc. (and subsidiaries) (the Company), including the consolidated schedules of investments, as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, and our report dated March 2, 2016 on the consolidated senior securities schedule of the Company, included herein, and to the references to our firm under the headings “Senior Securities”, and “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

March 2, 2016